SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

IMAGEWARE SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45245S108

(CUSIP NUMBER)

Taki Vasilakis

130 Main St. 2nd Floor

New Canaan, CT 06840

(203) 308-4440

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 3, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 236,460,080
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 236,460,080

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,460,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 236,460,080
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 236,460,080

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,460,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 236,460,080
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 236,460,080

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,460,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Partners II Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,574,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,574,802

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,574,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

This filing constitutes (i) Amendment No. 10 (“NCM Amnd. No. 10”) to the statement of beneficial ownership relating to Common Stock, $0.01 par value (the “Common Stock”), of ImageWare Systems, Inc., a Delaware corporation (the “Issuer”) on Schedule 13D filed by Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), and Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (the “Principals”) on July 15, 2020 (the “Initial Schedule 13D”), as previously amended by Nantahala and the Principals through the filing of:

NCM Amendment	Date Filed
“NCM Amnd. No. 1”	August 28, 2020
“NCM Amnd. No. 2”	October 1, 2020
“NCM Amnd. No. 3”	October 15, 2020
“NCM Amnd. No. 4”	November 19, 2020
“NCM Amnd. No. 5”	March 8, 2021
“NCM Amnd. No. 6”	April 12, 2021
“NCM Amnd. No. 7”	June 10, 2021
“NCM Amnd. No. 8”	October 7, 2021
“NCM Amnd. No. 9”	January 6, 2022

(the Initial Schedule 13D, as amended previously and by this NCM No. 10, this “Schedule 13D/A”), and (ii) Amendment No. 6 (“NCP II Amnd. No. 6”) to the initial Schedule 13D filing by Nantahala Capital Partners II Limited Partnership (“NCP II”) filed as part of “NCM Amnd. No. 4” on November 19, 2020, and previously amended as outlined below:

NCP II Amendment	Date Filed	Included as part of
“NCP II Amnd. No. 1”	March 8, 2021	“NCM Amnd. No. 5”
“NCP II Amnd. No. 2”	April 12, 2021	“NCM Amnd. No. 6”
“NCP II Amnd. No. 3”	June 10, 2021	“NCM Amnd. No. 7”
“NCP II Amnd. No. 4”	October 7, 2021	“NCM Amnd. No. 8”
“NCP II Amnd. No. 5”	January 6, 2022	“NCM Amnd. No. 9”

Nantahala, the Principals, and NCP II are referred to herein as the “Reporting Persons.” Except as specifically amended by this NCM Amnd. No. 10, the Initial Schedule 13D, as previously amended, remains unchanged. Capitalized terms used but not defined herein shall have the respective meanings defined in the Initial Schedule 13D.

Nantahala and the Principals previously filed a Schedule 13G as Reporting Persons with respect to the Common Stock of the Issuer, as most recently amended with the Securities Exchange Commission on February 14, 2020, reporting that the Reporting Persons beneficially owned 9.5% of the issued and outstanding shares of Common Stock.

Item 3.	Source and Amount of Funds

Item 3 is hereby supplemented by incorporation of the disclosure set forth in and Item 5(c) of this NCM Amnd. No. 10.

Item 4.	Purpose of the Transaction

Item 4 is hereby supplemented by the addition of the following:

See the disclosure regarding the Exchange Agreement in Item 6 of this Amendment, which is incorporated herein.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b), and 5(c) are hereby amended and restated as follows:

(a) and (b) The aggregate percentages of Common Stock beneficially owned by the Reporting Persons are based upon 347,962,742 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 20, 2022 as reported by the Issuer on Form 10-Q filed May 23, 2022, plus 227,684,390 shares of Common Stock that would be issued upon the conversion of Series D Preferred Stock held by the Nantahala Investors, which additional shares of Common Stock are deemed outstanding for the purposes hereof by Rule 13d-3(d)(1).

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to have shared voting and investment power over and to beneficially own the 8,775,690 shares of Common Stock held by the Nantahala Investors and the 227,684,390 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, representing approximately 41.1% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Harkey and Mr. Mack, as principals of Nantahala, the investment adviser of the Nantahala Investors, may also be deemed to have shared voting and investment power over and to beneficially own the 236,460,080 shares of Common Stock beneficially owned by Nantahala, representing approximately 41.1% of the issued and outstanding shares of Common Stock of the Issuer.

NCP II may be deemed to beneficially own 1,281,131 of these shares of Common Stock held by it and 41,293,671 of the shares of Common Stock issuable upon the conversion of the Series D Preferred Stock held by it. Nantahala exercises investment and voting power over these shares, and NCP II disclaims beneficial ownership of these shares.

(c) On March 31, 2022, the Nantahala Investors received 161 shares of Series D Preferred Stock from the Issuer as a dividend payment on shares of the Series D Preferred Stock. NCP II received 29 of these shares of Series D Preferred Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the addition of the following:

On June 3, 2022, Nantahala Investors (including NCP II) entered into an Exchange Agreement, Amendment and Waiver (the “Exchange Agreement”) pursuant to which the Company received an upsized Delayed Draw Loan (as defined in the Loan Agreement) in the amount of $550,000 (the “Upsized Draw Loan”), increasing the outstanding principal amount due under the Loan Agreement to $2,600,000, in exchange for a fee payable to Nantahala Investors in the amount of $150,000 (the “PIK Fee”), to be paid-in-kind by increasing the total outstanding principal amount under the Credit Facility (collectively, the “Loans”) to $2,857,895 (the “Principal”), which Principal reflects all Loans to date under the Credit Facility, the 5% original issue discount, the Upsized Draw Loan and the payment of the PIK Fee.

As further consideration for the Upsized Draw Loan and the waiver of certain minimum cash requirements required under the terms of the Loan Agreement, Nantahala Investors exchanged certain shares of the Company’s Series D Convertible Preferred Stock, par value $0.01 per share (“Series D Preferred”), with a stated value equal to the Principal, for additional loans under the Loan Agreement. As a result, the aggregate Principal due and owing Nantahala under the Loan Agreement is $5,480,895, which amount is due and payable on or before December 29, 2022.

The Exchange Agreement can be found in its entirety as an exhibit to the 8-K filed by ImageWare Systems, Inc., as described in Exhibit D of this Amendment.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby supplemented by the addition of the following exhibit:

Exhibit D	Exchange Agreement, Amendment and Waiver, dated June 3, 2022, among ImageWare Systems, Inc., and certain funds and separate accounts managed by Nantahala Capital Management, LLC (incorporated by reference to the ImageWare Systems, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2022).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2022

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Taki Vasilakis
Taki Vasilakis
Chief Compliance Officer

NANTAHALA PARTNERS II LIMITED PARTNERSHIP

By: Nantahala Capital Management, LLC
Its General Partner

By:	/s/ Taki Vasilakis
Taki Vasilakis
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack